19th July 2002

"For the information of the local market, please find following two notifications of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Bernadette Wheatley - Secreteriat

Tel: +44 020 7747 3876

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE LIST
5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 1.12%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50			10.	Date of transaction 12 JULY 2002	11.	Date company informed 18 JULY 2002
12.	Total holding following this notification 118,970,281			13.	Total percentage holding of issued class following this notification 5.13%

14.	Any additional information			15.	Name of contact and telephone number for queries BERNADETTE WHEATLEY 020 7747 3876
16.	Name and signature of authorised company official responsible for making this notification BERNADETTE WHEATLEY
Date of notification 18 JULY 2002

As of 12 July 2002
BHP Billiton plc	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	118,970,281	5.13%
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company	38,997,504.00	1.68%
Capital International Limited	24,553,149.00	1.06%
Capital International S.A.	17,069,072.00	0.74%
Capital International, Inc.	10,760,488.00	0.46%
Capital Research and Management Company	27,590,068.00	1.19%

Schedule A

Registered Holders - see Schedule B

(Schedule B page 1 of 9)
Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital Guardian Trust Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	5,457,100
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,373,500
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	15,752,388
BT Globenet Nominees Ltd 1 Appold Street Broadgate London EC2A 2HE	580,300
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	7,312,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,404,116
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,046,800
Citibank London 11 Old Jewry London EC2R 8D8 UK	396,600

(Schedule B Page 2 of 9)
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,370,000
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	39,900
MSS Nominee Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	31,800
State Street Bank & Trust Co.	66,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	37,300
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	35,300
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,094,100
TOTAL	38,997,504

(Schedule B page 3 of 9)
Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital International Limited
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	450,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,063,751
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	5,623,956
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	55,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,840,700
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	467,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	457,700
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	374,200

(Schedule B Page 4 of 9)
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,770,728
State Street Bank & Trust Co.	1,520,414
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	50,000
Citibank NA Toronto	225,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	790,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,444,200
Mellon Bank N.A. London Branch London United Kingdom	527,900
Northern Trust AVFC South Africa	107,900
Mellon Nominees (UK) Ltd 150 Buchanan Street Glasgow G1 2DY United Kingdom	412,000
Bank One London	906,200
Clydesdale Bank plc	464,100
TOTAL	24,553,149

(Schedule B page 5 of 9)
Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital International S.A.
Registered Name	Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	583,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,210,272
Credit Suisse London Branch 24 Bishopsgate London EC2N 4BQ UK	24,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	707,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,568,100
Citibank London 11 Old Jewry London EC2R 8D8 UK	114,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	80,100
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	113,400
Morgan Stanley	124,600

(Schedule B Page 6 of 9)
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,392,200
State Street Bank & Trust Co.	132,000
National Westminster Bank	373,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	21,200
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	209,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,000
Citibank NA Toronto	69,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	928,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	411,000
TOTAL	17,069,072

 (Schedule B page 7 of 9)

Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital International, Inc.
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,984,143
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	642,715
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,847,412
Midland Bank Plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	369,100
Deutsche Bank Mannheim	43,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	31,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	17,200
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	772,300

(Schedule B page 8 of 9)
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	225,200
State Street Bank & Trust Co.	424,900
Citibank	73,900
RBSTB Nominees Ltd 67 Lombard St London EC3 3DL United Kingdom	115,100
New Account Nominee Information Not Available	25,100
Citibank NA Toronto	112,871
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	40,000
Chase Manhatten Nominee Ltd Australia	36,147
TOTAL	10,760,488

(Schedule B page 9 of 9)
Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital Research and Management Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,743,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	24,846,368
TOTAL	27,590,068

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE LIST
5.	Number of shares/amount of stock acquired A NUMBER OF TRANSACTIONS ACCUMULATED IN A NOTIFIABLE EVENT	6.	Percentage of issued class 1.11%	7.	Number of shares/amount of stock disposed	8.	Percentage of issued class

9.	Class of security ORDINARY US$0.50			10.	Date of transaction 12 JULY 2002	11.	Date company informed (2ND NOTIFICATION RECEIVED) 18 JULY 2002
12.	Total holding following this notification 144,761,281			13.	Total percentage holding of issued class following this notification 6.24%

14.	Any additional information			15.	Name of contact and telephone number for queries BERNADETTE WHEATLEY 020 7747 3876
16.	Name and signature of authorised company official responsible for making this notification BERNADETTE WHEATLEY
Date of notification 18 JULY 2002

As of 12 July 2002
BHP Billiton plc	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	144,761,281	6.24%
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company	68,536,604.00	2.96%
Capital International Limited	20,794,049.00	0.90%
Capital International S.A.	17,080,072.00	0.74%
Capital International, Inc.	10,760,488.00	0.4
Capital Research and Management Company	27,590,068.00	1.19%

Schedule A

(Names of registered holders - see Schedule B)

(Schedule B page 1 of 9)
Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital Guardian Trust Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	10,212,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	1,978,100
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	27,891,488
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	711,100
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	13,196,300
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	2,851,116
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,727,300
Citibank London 11 Old Jewry London EC2R 8D8 UK	960,400

(Schedule B page 2 of 9)
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	7,430,600
Royal Bank of Scotland Regents House, 42 Islington High St London N1 8XL UK	53,000
MSS Nominees Limited Midland Bank plc Mariner House, Pepys LondonEC3N 4DA	79,300
State Street Bank & Trust Co.	100,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	47,800
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	62,200
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	1,234,800
TOTAL	68,536,604

 (Schedule B page 3 of 9)

Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital International Limited
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	450,600
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	2,718,751
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	4,491,756
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	55,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,939,000
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	467,500
Citibank London 11 Old Jewry London EC2R 8D8 UK	457,700
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	243,300

(Schedule B page 4 of 9)
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	4,202,428
State Street Bank & Trust Co.	1,440,314
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	50,000
Citibank NA Toronto	225,600
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	563,800
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	1,118,100
Mellon Bank N.A. London Branch London United Kingdom	527,900
Northern Trust AVFC South Africa	107,900
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	412,000
Bank One London	857,900
Clydesdale Bank plc	464,100
TOTAL	20,794,049

(Schedule B page 5 of 9)
Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital International S.A.
Registered Name	Local Shares
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	583,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	8,210,272
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	24,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	707,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	1,568,100
Citibank London 11 Old Jewry London EC2R 8D8 UK	114,000
Brown Bros. One Mellon Bank Center Pittsburgh, PA 15258	80,100
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	113,400
Morgan Stanley	124,600

(Schedule B page 6 of 9)
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	3,392,200
State Street Bank & Trust Co.	132,000
National Westminster Bank	373,900
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	32,200
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	209,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	6,000
Citibank NA Toronto	69,000
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	928,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	411,000
TOTAL	17,080,072

(Schedule B page 7 of 9)
Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital International, Inc.
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	3,984,143
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	642,715
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,847,412
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	369,100
Deutsche Bank Mannheim	43,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SE1 0HH	31,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	17,200
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	772,300

(Schedule B page 8 of 9)
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	225,200
State Street Bank & Trust Co.	424,900
Citibank	73,900
RBSTB Nominees Ltd. 67 Lombard Street London EC3 3DL United Kingdom	115,100
Citibank NA Toronto	137,971
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	40,000
Chase Manhattan Nominee Ltd. Australia	36,147
TOTAL	10,760,488

 (Schedule B page 9 of 9)
Schedule of holdings in BHP Billiton plc As of 12 July 2002 Capital Research and Management Company
Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	2,743,700
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	24,846,368
TOTAL	27,590,068

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: 1-3 Strand London WC2N 5HA United Kingdom Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia